Exhibit 99.2

Regulated Notice regarding NBNV Estimated Quarterly Results

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) ("FCA") announced today that its subsidiary, New Business Netherlands N.V., to be renamed Ferrari N.V. (“NBNV”) made public certain estimated operating results in a regulatory filing made with the U.S. Securities and Exchange Commission.

NBNV stated that it expects to report for the three months ended September 30, 2015 (i) consolidated net revenues in a range of €720-730 million; (ii) EBIT in a range of €140-145 million; and (iii) Adjusted EBITDA in a range of €210-215 million. NBNV stated that its consolidated financial statements for the period are not yet available and the expectations above are solely NBNV management’s estimates based on currently available information. NBNV’s actual results may differ from these expectations. Adjusted EBITDA is a non-GAAP measure that NBNV has stated facilitates its management’s ability to identify operational trends and make decisions regarding future spending, resource allocations and other operational decisions. No reconciliation of this measure to a comparable measure under International Financial Reporting Standards (IFRS) is available for the period.

This press release is not an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

12 October 2015

Forward Looking Statements
This press release includes “forward-looking statements” related to future, not past, events. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “expect,” “plan,” “will” or other similar words. These forward-looking statements involve certain risks and uncertainties that ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to NBNV’s SEC filings. NBNV undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.
Contact:
Joe Veltri, +1 248 57 69 257
Head of Investor Relations
joe.veltri@fcagroup.com